United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2010

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 30, 2010

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, April 30, 2010	www.gruma.com

UPDATE TO OUR PRESS RELEASE REGARDING OUR OPERATIONS IN VENEZUELA

Monterrey, N.L., Mexico, April 30, 2010. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB)  announced today, as an update of the press release made on December 24, 2090, the following:

  Molinos Nacionales, C.A. (''MONACA''), Derivados de Maiz Seleccionado, C.A. (''DEMASECA''), as well as their holding entities Consorcio Andino, S.L. and Valores Mundiales, S.L., respectively, have filed a petition as third aggrieved parties within the proceedings being held by the Eleventh Investigations Court of Caracas against Mr. Ricardo Fernandez Barrueco, to release the precautionary custody and conservation measures ordered by said Court, and all actions derived thereof, such as the resolution issued by the Ministry of Popular Power and Finance (the ''Ministry of Finance'') referred to in our press release dated December 24, 2009, and its subsequent amendments.

  As of this date, The National Guard has left from all of our facilities of MONACA in Venezuela, and is only present in the corn flour production facility of DEMASECA.

  Regarding the precautionary measure authorizing the temporary occupation and operation of MONACA ordered by the Venezuelan Institute in Defense of People's Access to Goods and Services (''INDEPABIS'') on December 16, 2009, such resolution was in force until March 16, 2010, date on which INDEPABIS resolved a new precautionary measure authorizing the temporary occupation and operation of MONACA for an additional 90 calendar days term, starting from the date thereof. Notwithstanding, to the date of this release, both MONACA and DEMASECA continue their manufacturing and commercial operations as usual.

  Also, INDEPABIS has initiated a proceeding to sanction MONACA for the alleged unjustified refusal to satisfy the demand of precooked corn flower as a result of the supposedly irregular situation of MONACA, due to the precautionary seizure measures ordered by the aforementioned Eleventh Criminal court on December 4, 2009. Notwithstanding, MONACA has continued its manufacturing and commercial operations as usual, has satisfied the demand of our products to its customers accordingly and in a timely manner, has even increased the production of precooked corn flour.

  MONACA has instituted the corresponding remedies against the mentioned legal actions and precautionary measures ordered by INDEPABIS. Said proceedings are still ongoing.

  On March 11, 2010, after an inspection visit from INDEPABIS to the facilities of the storage company Servicios Graneleros Maracaibo, C.A. (SEGRAMAR) located at the Municipality of San Francisco, Zulia State, said authority issued a precautionary measure to seize 10,000 tons of wheat owned by MONACA out of the 14,800 tons of wheat stored by MONACA in such facilities. In defense of its rights and interests, MONACA filed a recourse to oppose the precautionary measure instituted by INDEPABIS. On April 15, 2010 INDEPABIS authorized the mobilization and processing of the 10,000 tons of wheat, as well as its sale, making it clear that all proceeds from said sale are the property of MONACA.

  As reported on December 24, 2009, given that Mr. Ricardo Fernandez Barrueco only holds a minority indirect stake in MONACA and DEMASECA, aside of the legal remedies in place, GRUMA has continued a dialogue with the relevant governmental authorities of the Bolivarian Republic of Venezuela in order to resolve the matter pertaining the minority indirect stake of Mr. Fernandez in our Venezuelan subsidiaries. However, we intend to exhaust all legal remedies available in order to safeguard and protect GRUMA's legitimate interests in DEMASECA and MONACA.

  GRUMA will continue to monitor the developments in respect of its Venezuelan operations and while it does not expect the current level of governmental involvement to have an adverse effect on GRUMA's operations, no assurance can be given that an increased level of involvement might not have a material adverse effect on GRUMA's financial condition or results of operation.

  GRUMA reaffirms that it has always been in compliance with Venezuelan laws and regulations, and now more than ever, GRUMA ratifies its commitment with the Government of the Bolivarian Republic of Venezuela and all of the Venezuelan country, to continue working with its full capacity to guarantee the supply of its products to the Venezuelan population. .

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.